CERTIFICATE OF DESIGNATION OF
SERIES B CONVERTIBLE PREFERRED STOCK OF
SNAPIFY CORP.
Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is **Snapify Corp.,** a Delaware corporation.
2. The Certificate of Incorporation of the Company, as amended, authorizes the Designation of five million (5,000,000) shares of Series B Convertible Preferred Stock.
3. The Board of Directors of the Company is authorized, in the Certificate of Incorporation, by resolution or resolutions from time to time adopted, to fix, by resolution or resolutions, the designations, preferences, and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions imposed upon each wholly unissued series of the Preferred Stock, including the right to determine the designation of such series, the number of shares to constitute such series and the stated value thereof; and
4. The Board of Directors of the Company desire now, pursuant to Section 151 of the Delaware General Corporation Law (the "DGCL"), to designate the rights and preferences of the Series B Convertible Preferred Stock.

RESOLVED, that five million (5,000,000) shares of Preferred Stock of the Company shall be designated Series B Convertible Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of the Class of Preferred Convertible Stock hereby and herein created shall have a par value of $0.001 per share and shall be designated as Class B Convertible Preferred Stock (the "Class B Preferred Stock") and the number of shares constituting the Class B Preferred Stock shall be five million (5,000,000).

Section 2. Rank. The Class B Preferred Stock shall rank: (i) on parity with Series A Convertible Preferred Shares; and (ii) prior to all of the Company's Common Stock, ("Common Stock"); and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Class B Preferred Stock shall bear no dividends, except that in the event dividends are declared for Common Stock, the same rate of dividend per share shall be due and payable to the Class B Preferred shareholders on the same terms.

Section 4. Liquidation/Merger Preference.

(a) So long as a majority of the shares of Class B Preferred Stock are outstanding, the Company will not, without the written consent of the holders of at least fifty-one percent (51%) of the Company's outstanding capital stock, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Class B Preferred Stock (iii) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security, having rights, preferences or privileges senior to

the Class B Preferred Stock, or (iv) purchase or redeem or pay any dividend on any capital stock prior to the Class B Preferred Stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services.

(b) In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, each one (1) share of Class B Preferred Stock shall automatically convert into one (1) share of the Common Stock of the Company.

(c) A merger or consolidation (other than one in which stockholders of the Company own a majority power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, or other disposition of all or substantially all of the assets of the Company will be treated as a Liquidation Event thereby triggering payment of the liquidation preferences described in subsection 4(b).

Section 5. Conversion of Preferred Shares to Common. The Class B Preferred Stock shall be convertible into shares of Common Stock of the Company as follows:

(a) *Mandatory Conversion*; *Mechanics of Conversion*. On the Termination Date (as defined in Section 5(b)(iv)), the Company shall issue to the holder(s) of each share of the Class B Preferred Stock a number of shares of common capital stock of the Company equal to the number of shares of Class B Preferred Stock held by such holder immediately prior to the Termination Date, on a ratio of one (1) share of Common Stock to be issued for each one (1) share of Class B Preferred Stock held immediately prior to the Termination Date.

(b) *Administration*.

(i) *Lost or Stolen Certificates*. Prior to the Termination Date, upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing shares of Class B Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates on or subsequent to the Termination Date, as all shares of Series B Preferred Stock will have been converted and/or cancelled on the Termination Date.

(ii) *Delivery of Common Stock Upon Conversion*. The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the third (3rd) business day (the "Deadline") after the Termination Date, if shares of common stock are to be issued pursuant to Section 5(a) above, issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid. If such Holder holds their Class B Preferred Stock in Book Entry form, then the Transfer Agent or the Company (as applicable) shall deliver a certified statement of their Book Entry shares via electronic mail to the electronic mail addresses of the Holder as previously provided by the Holder. In any event, delivery to each Holder of Common Stock upon a properly submitted conversion of Class B Preferred Stock shall be made within three (3) business days after the Termination Date. The Holders shall also be entitled to the equitable remedy of specific performance to enforce the delivery requirements upon conversion of Class B Preferred Stock.

(iii) *No Fractional Shares*. If any conversion of the Class B Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded up to the nearest whole share.

(iv) *Date of Conversion*. On the date the earlier of either a) the effectiveness of a Registration Statement under the Securities Act of 1933 Securities and Exchange Commission; or b) the Closing Date of a Liquidation Event as described in Section 4(c), above (the "Termination Date") the Class B Preferred Stock shall automatically convert into such number of shares as determined by Section 5(a).

(v) *Piggyback Rights*. If, at any time the Company proposes to file a Registration Statement under the Securities Act with the Securities and Exchange Commission with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders, other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, then the Company shall give written notice of such proposed offering to all Holders as soon as practicable but not less than four (4) calendar days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable "red herring" prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (B) offer to all of the Holders the opportunity to include in such registered offering such number of underlying common shares as such Holders may request in writing within three (3) calendar days after receipt of such written notice (such registered offering, a "Piggyback Registration")

Section 6. Voting Rights. The record holders of the Class B Preferred Stock shall have no voting rights.

Section 7. Status of Converted Stock. Once the shares of Class B Preferred Stock shall be converted or cancelled on the Termination Date pursuant to Section 5(b)(iv) hereof, the shares shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated class and shall not be issuable by the Company as Class B Preferred Stock.

IN WITNESS WHEREOF, this Agreement shall be effective as of the date specified on this page.

SNAPIFY CORP.

By: Shai zohar (Mar 31, 2023 01:18 GMT+7)
Shai Zohar, President

Dated: Mar 31, 2023

CERTIFICATE OF DESIGNATION OF
SERIES A CONVERTIBLE PREFERRED STOCK OF
SNAPIFY CORP.
Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is **Snapify Corp.,** a Delaware corporation.
2. The Certificate of Incorporation of the Company, as amended, authorizes the Designation of five million (5,000,000) shares of Series A Convertible Preferred Stock.
3. The Board of Directors of the Company is authorized, in the Certificate of Incorporation, by resolution or resolutions from time to time adopted, to fix, by resolution or resolutions, the designations, preferences, and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions imposed upon each wholly unissued series of the Preferred Stock, including the right to determine the designation of such series, the number of shares to constitute such series and the stated value thereof; and
4. The Board of Directors of the Company desire now, pursuant to Section 151 of the Delaware General Corporation Law (the "DGCL"), to designate the rights and preferences of the Series A Convertible Preferred Stock.

RESOLVED, that five million (5,000,000) shares of Preferred Stock of the Company shall be designated Series A Convertible Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of the Class of Preferred Convertible Stock hereby and herein created shall have a par value of $0.001 per share and shall be designated as Class A Convertible Preferred Stock (the "Class A Preferred Stock") and the number of shares constituting the Class A Preferred Stock shall be five million (5,000,000).

Section 2. Rank. The Class A Preferred Stock shall rank: (i) on parity with Series B Convertible Preferred Shares; (ii) prior to all of the Company's Common Stock, ("Common Stock"); and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Class A Preferred Stock shall bear no dividends, except that in the event dividends are declared for Common Stock, the same rate of dividend per share shall be due and payable to the Class A Preferred shareholders on the same terms.

Section 4. Liquidation/Merger Preference.

(a) So long as a majority of the shares of Class A Preferred Stock are outstanding, the Company will not, without the written consent of the holders of at least fifty-one percent (51%) of the Company's outstanding Class A Preferred Stock, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Class A Preferred Stock (iii) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security, having rights, preferences or privileges senior to the Class A

Preferred Stock, or (iv) purchase or redeem or pay any dividend on any capital stock prior to the Class A Preferred Stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services.

(b) In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, each one (1) share of Class A Preferred Stock outstanding shall automatically convert into one (1) share of the Common Stock of the Company.

(c) A merger or consolidation (other than one in which stockholders of the Company own a majority power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event thereby triggering payment of the liquidation preferences described in subsection 4(b).

Section 5. Conversion of Preferred Shares to Common. The Class A Preferred Stock shall be convertible into shares of Common Stock of the Company as follows:

(a) *Voluntary Conversion*; *Mechanics of Conversion*. At the sole discretion of the holders of shares of Class A Preferred Stock (each a "Holder" and collectively the "Holders"), each one (1) share of Class A Preferred Stock shall convert into exactly one (1) share of the Common Stock of the Company. The Holders shall notify the Company that they wish to convert their shares of Class A Preferred Stock by submitting a Conversion Notice, in the form or similar form of **Exhibit A**, attached hereto (the “Conversion Notice”).

(b) *Administration*.

(i) *Lost or Stolen Certificates*. Prior to receipt of a Conversion Notice , upon receipt by the Company of evidence of the loss, theft, destruction, or mutilation of any Preferred Stock Certificates representing shares of Class A Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Company shall not be obligated to re-issue such lost or stolen Preferred Stock Certificates on or subsequent to receipt of a Conversion Notice, as such shares of Series A Preferred Stock will have been converted into Common Stock of the Company.

(ii) *Delivery of Common Stock Upon Conversion*. The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the third (3rd) business day (the "Deadline") after receipt of a Conversion Notice, if shares of Common Stock are to be issued pursuant to Section 5(a) above, issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery, to the Holder at the address of the Holder as shown on the stock records of the Company, a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid, unless such Holder elects to have their shares held in Book Entry form. If the Holder elects to hold their shares in Book Entry form, the Transfer Agent, or the Company (as applicable) shall send notice to such Holder via electronic mail within three (3) days after receipt of the Notice of Conversion, a statement showing that such shares of Common Stock have been issued in their name and any converted shares of Class A Preferred Stock are cancelled. In any event, delivery to each Holder of Common Stock upon a properly submitted conversion of Class A Preferred Stock shall be made within three (3) business days after the receipt of a Conversion Notice. The Holders shall also be entitled to the equitable remedy of specific performance to enforce the delivery requirements upon conversion of Class A Preferred Stock.

(iii) *No Fractional Shares*. If any conversion of the Class A Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded up to the nearest whole share.

(iv) *Piggyback Rights*. If, at any time the Company proposes to file a Registration Statement under the Securities Act with the Securities and Exchange Commission with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders, other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, then the Company shall give written notice of such proposed offering to all Holders as soon as practicable but not less than four (4) calendar days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable "red herring" prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (B) offer to all of the Holders the opportunity to include in such registered offering such number of underlying common shares as such Holders may request in writing within three (3) calendar days after receipt of such written notice (such registered offering, a "Piggyback Registration")

Section 6. Voting Rights. The record holders of the Class A Preferred Stock shall have no voting rights.

Section 7. Status of Converted Stock. Once the shares of Class A Preferred Stock shall be converted or cancelled pursuant to the receipt of a Conversion Notice pursuant to Section 5(a) hereof, the shares shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated class and shall not be issuable by the Company as Class A Preferred Stock.

IN WITNESS WHEREOF, this Agreement shall be effective as of the date specified on this page.

SNAPIFY CORP.

By: Shai zohar (Mar 31, 2023 01:18 GMT+7)
Shai Zohar, President

Dated: Mar 31, 2023

EXHIBIT A

NOTICE OF CONVERSION

The undersigned ("Holder") hereby irrevocably elects to convert their Series A Convertible Preferred Shares (Certificate No. ______ or book-entry position) into shares of Common Stock of Snapify Corp., (the "Issuer")

The Issuer shall cause the Issuer's transfer agent to issue one or more certificates as directed by Holder for the number of shares of Common stock set forth below (which numbers are based on the holder's calculation below) in the name(s) specified immediately below:

Holder's Name: ____

Holder's SSN/Tax ID #: __________________________________

Holder's Address:

____

The Holder represents and warrants that all offers and sales by the Holder of the securities issuable to the Holder upon conversion of the Series A Convertible Preferred Stock shall be made pursuant to registration of the securities under the Securities Act of 1933, as amended (the "Act"), or pursuant to an exemption from registration under the Act.

Date to Effect Conversion: ________________

Conversion Ratio: 1 Share of Common Stock for Each 1 Share of Series A Convertible

Preferred Stock

Number of shares of Preferred Stock being converted: _____________

Number of shares of Common Stock to be issued: __________________

Please send the common stock certificate to ____.

____

(Holder's Signature)

Print name: ___________________________

Phone: _______________________________

E-mail: _______________________________

Preferred Designation to sign

Final Audit Report 2023-03-30

Created:	2023-03-30
By:	Mallory Meredith (mallory@smitheilers.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAPGVerrlt2GWCxUqhFj0ZHskt6V13bcpl

"Preferred Designation to sign" History

Document created by Mallory Meredith (mallory@smitheilers.com)
2023-03-30 - 6:14:37 PM GMT

Document emailed to shai@snapify.ai for signature
2023-03-30 - 6:15:55 PM GMT

Email viewed by shai@snapify.ai
2023-03-30 - 6:17:01 PM GMT

Signer shai@snapify.ai entered name at signing as Shai zohar
2023-03-30 - 6:18:10 PM GMT

Document e-signed by Shai zohar (shai@snapify.ai)
Signature Date: 2023-03-30 - 6:18:12 PM GMT - Time Source: server

Agreement completed.
2023-03-30 - 6:18:12 PM GMT

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